                  SUPPLEMENT NO. 1 DATED MAY 27, 1999 TO OFFER TO
                           PURCHASE DATED MAY 4, 1999




The Offer to Purchase Dated May 4, 1999 is supplemented by the following:



         COVER PAGE



THE COVER PAGE IS AMENDED TO READ AS FOLLOWS:


                           OFFER TO PURCHASE FOR CASH
                 UP TO 40 UNITS OF LIMITED PARTNERSHIP INTERESTS
                                       OF
                            SYNTHETIC INDUSTRIES L.P.
                                       AT
   $50,000 PER UNIT WITHOUT INTEREST, LESS (I) TRANSFER FEES IN THE AMOUNT OF
          $3,750 PER UNIT AND (II) THE AMOUNT OF ANY CASH DISTRIBUTIONS
          DECLARED OR PAID WITH RESPECT TO THE UNITS AFTER MAY 4, 1999
                                       BY
                             MERCER ACQUISITION LLC


                THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD
                  WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME,
                 ON JUNE 4, 1999, UNLESS THE OFFER IS EXTENDED.


          Mercer Acquisition LLC, a Washington limited liability company (the "Purchaser" or "Mercer"), hereby offers to purchase up to 40 units of limited partnership interests including any rights attributable to claims, damages, recoveries, including recoveries from any class action lawsuits, and causes of action accruing to the ownership of such units of limited partnership interests ("Units") in Synthetic Industries, L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $50,000 per Unit, without interest, less
(i) transfer fees in the amount of $3,750 per Unit, and (ii) the amount of any cash distributions declared or paid, including any cash return of capital, if any, with respect to the Units after May 4, 1999, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer").

          The Offer applies to whole and fractional Units. The purchase price and transfer fees for fractional Units will be adjusted according to the percentage of a full Unit represented by the fractional Unit. For example the purchase price of a 1/2 Unit will be $25,000 (1/2 x $50,000) less transfer fees in the amount of $1,875 (1/2 x $3,750), and less the amount of any cash distributions declared or paid with respect to the 1/2 Unit after May 4, 1999. The 40 Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 5% of the Units outstanding as of the date of the Offer.


          THE OFFER TO PURCHASE IS NOT CONDITIONED UPON THE VALID TENDER OF ANY MINIMUM NUMBER OF UNITS. IF MORE THAN 40 UNITS ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASER WILL ACCEPT FOR PURCHASE UP TO 40 OF THE TENDERED UNITS, ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN, SEE "OFFER TO PURCHASE SECTION 12. CERTAIN CONDITIONS OF THE OFFER." A HOLDER OF UNITS ("UNIT HOLDER") MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNIT HOLDER. IF NOT MORE THAN 40 UNITS ARE VALIDLY

TENDERED AND NOT PROPERLY WITHDRAWN, THE PURCHASER, UPON THE TERMS AND SUBJECT TO THE TERMS AND CONDITIONS OF THE OFFER, WILL ACCEPT FOR PAYMENT ALL SUCH UNITS SO TENDERED.


          Any Unit Holder desiring to tender any or all of his/her Units should complete and sign the Agreement of Sale in accordance with the instructions in the Agreement of Sale and mail or deliver a fully executed original of the Agreement of Sale along with any other required documents to Chase Manhattan Trust Company, National Association ("Depositary") at 1301 5th Avenue, Suite 3410, Seattle, WA 98101. If you need any help in completing the Agreement of Sale, please call the Depositary at (206) 903-4906.

          The Purchaser has retained D.F. King & Co. (the "Information Agent") to solicit responses to and answer any questions regarding this Offer. You may reach the Information Agent at (800) 488-8075. Additionally, any requests for assistance or additional copies of this Offer to Purchase or the Agreement of Sale may be directed to Jennifer Sabelhaus, Mercer's Manager, at (800) 207-4698.


THE INTRODUCTION SECTION OF THE OFFER TO PURCHASE IS AMENDED TO READ AS FOLLOWS:


                                  INTRODUCTION

          Mercer hereby offers to purchase up to 40 Units at a purchase price (the "Purchase Price") of $50,000 per Unit, without interest, less (i) transfer fees in the amount of $3,750 per Unit, and (ii) the amount of any cash distributions declared or paid, including any cash return of capital, if any, with respect to the Units after May 4, 1999 (collectively hereinafter referred to as "Distributions"), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer").

          The Offer applies to whole and fractional Units. The Purchase Price and transfer fees for fractional Units will be adjusted according to the percentage of a full Unit represented by the fractional Unit. For example the Purchase Price for a 1/2 Unit will be $25,000 (1/2 x $50,000) less transfer fees in the amount of $1,875, and less the amount of any cash distributions declared or paid after May 4, 1999. The 40 Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 5% of the Units outstanding as of the date of the Offer.

          We encourage you to consider the following factors:

     - Unit Holders who tender their Units will be giving up the opportunity to participate in any future potential benefits represented by ownership of Units, including, for example, the right to participate in any future distribution of cash or property, whether from operations, the proceeds of a sale of the Partnership's assets or in connection with any future liquidation of the Partnership. However, there is no guarantee of future results of the Partnership and investment in the Partnership.


     - In this regard, it is particularly important to note that attorneys for certain Unit Holders and the General Partner of the Partnership have entered into a settlement agreement, which is intended to resolve several pending class action lawsuits and outstanding claims brought on behalf of all Unit Holders. The settlement agreement contemplates the sale of Synthetic Industries, Inc. (66% of which is owned by the Partnership) and ultimately liquidation of the Partnership. See "Section 13. Certain Legal Matters and Required Regulatory Approvals, Liquidation of the Partnership." If Synthetic Industries, Inc. is sold, the sale proceeds received by the Partnership will be distributed pro rata to Unit Holders of the Partnership. According to the settlement agreement, if Synthetic Industries, Inc. is not sold, (1) the Partnership will be dissolved and liquidated in accordance with the terms of the Partnership Agreement, and (2) the Synthetic Industries, Inc. stock will be distributed pro rata to the Unit Holders. Mercer has been advised that the court approved the settlement agreement on May 24, 1999. ANY UNIT HOLDER WHO TENDERS IN THIS OFFER WILL GIVE UP THE RIGHT TO PARTICIPATE IN THE SETTLEMENT AND LIQUIDATION OF THE PARTNERSHIP. The basic terms of the settlement are summarized in a notice ("Notice of Settlement"), which was purportedly sent to all limited partners of the Partnership. If you did not receive a copy of the Notice of Settlement, contact the Mills Law Firm, 300 Drake's Landing, Suite 155, Greenbrae, California 94904, Telephone: (415) 464-4770, Facsimile: (415) 464-4777; or Smith,
          Katzenstein & Furlow, LLP, 800 Delaware Avenue, P.O. Box 410, Wilmington, DE 19899, Telephone: (302) 652-8400; Facsimile: (302) 652-8405.



     - The Purchase Price is substantially less than the Purchaser's valuation of the Units as of May 4, 1999. See "Section 7. Purpose and Effects of the Offer -- Determination of Purchase Price." In determining the Purchase Price, the Purchaser considered the illiquidity of the Units and the cyclical nature of the business of Synthetic Industries, Inc. The Purchaser cannot predict the future value of the Partnership's assets on a per Unit basis because (1) there is no assurance that Synthetic Industries, Inc. can be sold in a timely manner, and (2) the costs of liquidating the Partnership's assets are not yet settled. For example, Mercer has been advised that the court has not yet determined the amount of attorney's fees to be awarded pursuant to the settlement agreement. However, if the Partnership is liquidated relatively soon, it is likely that the Purchase Price will be significantly less than the net proceeds that will be recognized on a per Unit basis from the sale of the Partnership's assets and liquidation of the Partnership according to the settlement agreement.


     - The tax consequences of the Offer to a particular Unit Holder may be different from those of other Unit Holders and we urge you to consult your own tax advisors in connection with the Offer.

     - The Purchaser is making the Offer with a view towards making a profit. Accordingly, there may be a conflict between the desire of the Purchaser to acquire the Units at a low price and the desire of the Unit Holders to sell the Units at a high price. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made as to such fairness. Other measures of value may be relevant to a Unit Holder and all Unit Holders are urged to carefully consider all of the information contained in the Offer to Purchase and Agreement of Sale and to consult with their own advisors (tax, financial or otherwise) in evaluating the terms of the Offer before deciding whether to tender their Units.


     - The Purchaser believes that liquidation of the Partnership is in the best interests of the Unit Holders and generally supports liquidation of the Partnership.

     - Between April 13, 1998 and December 30, 1998, via three consecutive offer letters, the Purchaser purchased an aggregate of 39.625 Units, or 4.95% of the total Units outstanding, in the following amounts and prices: 5.75 Units for $80,000 per Unit, 26.875 Units for $60,000 per Unit and 7 Units for $50,000 per Unit. The investors who tendered their Units to the Purchaser for $60,000 and $50,000 per Unit paid all agency commissions, which were equal to 7% of the sales price, associated with their respective sale.



     - The successful purchase of 5% of the outstanding Units by the Purchaser will cause the Purchaser to own approximately 9.95% of the outstanding Units. The Purchaser may then be in a position to influence the General Partner and the operation of the Partnership. However, the Purchaser is acquiring the Units pursuant to the Offer for investment purposes only, has no current intentions to change current management or operations of the Partnership and has no current plans for any extraordinary transactions involving the Partnership.


         If you wish to accept this offer and sell some or all of your Units now, please read carefully the enclosed Offer to Purchase and the Agreement of Sale. All you need to do is complete the Agreement of Sale, including all forms attached thereto, in accordance with the instructions provided therein, sign where indicated, have your signature Medallion Guaranteed and return it to the Depositary in the pre-addressed return envelope. Please carefully follow the instructions on the Agreement of Sale. Errors will delay and possibly prevent acceptance of your tender of the Units.


          If, prior to the Expiration Date, the Purchaser increases the consideration offered to Unit Holders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration. The term "Expiration Date" shall mean 12:00 midnight, Eastern Time, on June 4, 1999, unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser shall expire.


          The Offer is being made by the Purchaser as a speculative investment based upon the belief that the Units represent an attractive investment at the price offered based upon, in part, the expected liquidation of the Partnership's assets. The purpose of the Offer is to allow the Purchaser to benefit from any of the following: (i) cash distributions from Partnership operations in the ordinary course of business; (ii) distributions of net proceeds from the liquidation of any Partnership assets after the Partnership has satisfied its liabilities; and/or (iii) cash from any redemption of the Units by the Partnership.


          The Offer is not conditioned upon the valid tender of any minimum number of the Units. If more than 40 Units are validly tendered and not withdrawn, the Purchaser will accept up to 40 of the tendered Units for purchase on a pro rata basis, subject to the terms and conditions herein. See "Section
12. Certain Conditions of the Offer." The Purchaser expressly reserves the right to terminate the Offer at any time and to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to waive any such conditions. If not more than 40 Units are validly tendered and not properly withdrawn prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment all such Units so tendered.


          The Partnership is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith is required to file reports and other information with the Securities and Exchange Commission ("Commission") relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's Electronic Data Gathering and Retrieval System ("EDGAR"), at its internet website at www.sec.gov and may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at the New York Regional Office, 7 World Trade Center, 12th Floor, New York, New York 10007, and the Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of the schedule can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington D.C. 20549.

          The Purchaser has filed with the Commission a Tender Offer Statement on Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, which provides certain additional information with respect to the Offer. Such Statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the Commission in the manner specified above.

          According to publicly available information, there were 800 Units issued and outstanding at December 31, 1998, held by approximately 1,917 Unit Holders of record. The Purchaser currently owns 39.625 Units which is approximately 4.95% of the outstanding Units.

          Information contained in this Offer to Purchase which relates to, or represents statements made by the Partnership or the General Partner, has been derived from information provided in reports and other information filed with the Commission by the Partnership and General Partner.

          Unit Holders are urged to read this Offer to Purchase and the accompanying Agreement of Sale carefully before deciding whether to tender their Units.

                                OFFER TO PURCHASE

SECTION 3.  PROCEDURES FOR TENDERING UNITS


THE "VALID TENDER" PARAGRAPH OF SECTION 3 OF THE OFFER TO PURCHASE IS AMENDED TO READ AS FOLLOWS:


          VALID TENDER

          For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Sale must be received by the Depositary at its address set forth in the Agreement of Sale on or prior to the Expiration Date. A Unit Holder may tender any or all Units owned by such Unit Holder.


         In order for a tendering Unit Holder to participate in the Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, Eastern Time, on June 4, 1999.


          Although the Purchaser has included a pre-addressed envelope with this Offer for the convenience of Unit Holders, the method of delivery of the Agreement of Sale is at the option and sole risk of the tendering Unit Holder, and the delivery will be deemed made only when actually received by the Purchaser. If delivery is by mail, registered mail with return receipt requested is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.


THE "OTHER REQUIREMENTS" PARAGRAPH OF SECTION 3 OF THE OFFER TO PURCHASE IS AMENDED TO READ AS FOLLOWS:


          OTHER REQUIREMENTS

          By executing and delivering the Agreement of Sale, a tendering Unit Holder irrevocably appoints the Purchaser and/or designees of the Purchaser and each of them as such Unit Holder's proxies, with full power of substitution, in the manner set forth in the Agreement of Sale.


          By executing and delivering the Agreement of Sale, a tendering Unit Holder also irrevocably assigns to the Purchaser, and its assigns, all of the right, title and interest, free and clear of all liens and encumbrances of any kind, of such Unit Holder in the Partnership with respect to the Units tendered and purchased pursuant to the Offer, including, without limitation, such Unit Holder's right, title and interest in and to any and all Distributions made by the Partnership after May 4, 1999 in respect of the Units tendered by such Unit Holder and accepted for payment by the Purchaser, regardless of the fact that the record date for any such Distribution may be a date prior to June 4, 1999.


          By executing an Agreement of Sale as set forth above, a tendering Unit Holder also agrees that notwithstanding any provisions of the Partnership Agreement which provide that any transfer is not effective until a date subsequent to the date of any transfer of Units under the Offer, the Purchase Price shall be reduced by any Distributions with respect to the Units after May 4, 1999.


SECTION 5 OF THE OFFER TO PURCHASE IS AMENDED TO READ AS FOLLOWS:


SECTION 5.  EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT


          The Purchaser expressly reserves the right at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units by giving oral or written notice of such extension, (ii) to terminate the Offer, or to delay the acceptance for payment of, or payment for, any Units not heretofore accepted for payment or paid for, upon the failure to satisfy any of the conditions specified in Section 12, by giving oral or written notice of such termination or delay, and (iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both) by giving oral or written notice of such amendment. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14e-1(d) under the Exchange Act.

         If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or of information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.


SECTION 6 OF THE OFFER TO PURCHASE IS AMENDED TO READ AS FOLLOWS:


SECTION 6.  CERTAIN TAX CONSEQUENCES


          The following is a summary of certain federal income tax consequences of a sale of Units pursuant to the Offer assuming that the Partnership is a partnership for federal income tax purposes and that it is not a "publicly traded partnership" as defined in Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, applicable Treasury Regulations thereunder, administrative rulings, practice and procedures and judicial authorities as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not address all aspects of federal income taxation that may be relevant to a particular Unit Holder in light of such Unit Holder's specific circumstances, or that may be relevant to Unit Holders subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt entities), nor does it address any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. EACH UNIT HOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER, INCLUDING, WITHOUT LIMITATION, FEDERAL, STATE AND LOCAL TAX CONSEQUENCES.



          CONSEQUENCES TO TENDERING UNIT HOLDER



          A Unit Holder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Unit Holder's "amount realized" on the sale and (ii) the Unit Holder's adjusted tax basis in the Units sold. The "amount realized" with respect to a Unit sold pursuant to the Offer will be a sum equal to the amount of cash received by the Unit Holder for the Unit plus the amount of Partnership liabilities allocable to the Unit (as determined under Code Section 752). The amount of a Unit Holder's adjusted tax basis in Units sold pursuant to the Offer will vary depending upon the Unit Holder's particular circumstances and will be affected by allocations of Partnership taxable income or loss to a Unit Holder with respect to such Units, and distributions to a Unit Holder. In this regard, tendering Unit Holders will be allocated a pro rata share of the Partnership's taxable income or loss with respect to Units sold pursuant to the Offer through the last day of the month preceding the effective date of the sale.

          Subject to Code Section 751 (discussed below), the gain or loss recognized by a Unit Holder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Unit Holder as a capital asset. Changes to the federal income tax laws in recent years modified applicable capital gain rates and holding periods. Gain with respect to Units held for more than one year will be taxed at long-term capital gain rates not exceeding 20 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates, up to a maximum rate of 39.6 percent. To the extent of depreciation recapture of previously deducted straight-line depreciation with respect to real property, a maximum rate of 25 percent is imposed (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Unit Holder with respect to the disposition of the Units may be subject to this maximum 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.



          Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry forward period is five years and non-corporate taxpayers can carry forward such capital losses indefinitely). In addition, corporations (but not non-corporate taxpayers) are allowed to carry back excess capital losses to the three preceding taxable years.



          A portion of a Unit Holder's gain or loss on a sale of a Unit pursuant to the Offer may be treated as ordinary income or loss. Such portion will be determined by allocating a Unit Holder's amount realized for a Unit between amounts received in exchange for all or a part of the Unit Holder's interest in the Partnership attributable to "Section 751 items" and non-Section 751 items.
Section 751 items include "inventory items" and "unrealized receivables" (including depreciation recapture) as defined in Code Section 751. The difference between the portion of the Unit Holders amount realized that is allocable to Section 751 items and the portion of the Unit Holder's adjusted tax basis in the Units sold that is so allocable will be treated as ordinary income or loss. The difference between the Unit Holder's remaining amount realized and adjusted tax basis will be treated as capital gain or loss assuming the Units were held by the Unit Holder as a capital asset.



          Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any taxable year only to the extent of such person's passive activity income for such year. Closely held corporations may offset passive activity losses against passive activity income and active income, but may not offset such losses against portfolio income. If a Unit Holder is subject to these restrictions and has unused passive losses from prior years, such losses will generally become available upon a sale of Units, provided the Unit Holder sells all of his or her Units. If a Unit Holder does not sell all of his or her Units, the deductibility of such losses would continue to be subject to the passive activity loss limitation until the Unit Holder sells his or her remaining Units.



          Gain realized by a foreign Unit Holder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Code Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchaser will withhold 10% of the amount realized by a tendering Unit Holder from the Purchase Price payable to such Unit Holder unless the Unit Holder properly completes and signs the Agreement of Sale certifying the accuracy of the Unit Holder's TIN and address, and that such Unit Holder is not a foreign person. Amounts withheld are creditable against a foreign Unit Holder's federal income tax liability. If amounts withheld are in excess of such liability, a refund can be obtained.

          A Unit Holder who tenders Units must file an information statement with his or her federal income tax return for the year of the sale which provides the information specified in Treasury Regulation Section 1.751-1(a)(3).



          THE FOREGOING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND UNIT HOLDERS SHOULD CONSULT THEIR RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO EACH SUCH UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER.


SECTION 7.  PURPOSE AND EFFECTS OF THE OFFER


THE "DETERMINATION OF PURCHASE PRICE" PARAGRAPH OF SECTION 7 OF THE OFFER TO PURCHASE IS AMENDED TO READ AS FOLLOWS:


          DETERMINATION OF PURCHASE PRICE

          The Purchaser established the Purchase Price of $50,000 per Unit based on a number of factors, including (i) the remaining assets of the Partnership,
(ii) the illiquid nature of the investment, and (iii) the costs to the Purchaser associated with acquiring the Units.

          The Purchase Price represents the price at which the Purchasers are willing to purchase Units. No independent person has been retained by the Purchaser to evaluate or render any opinion with respect to the fairness of the Purchase Price to the Sellers and no representation is made as to such fairness. The Purchaser urges those Unit Holders that are considering tendering their Units pursuant to the Offer to first consult with their own advisors (e.g., tax, financial) in evaluating the terms of the Offer before deciding whether or not to tender Units.


          The Purchaser is offering to purchase Units which are a relatively illiquid investment and is not offering to purchase the Partnership's underlying assets. Consequently, the Purchaser does not believe that the underlying asset value of the Partnership is determinative in arriving at the Purchase Price. Nevertheless, using publicly available information concerning the Partnership contained in the Partnership's Annual Report on Form 10-K for the year ended September 30, 1998, and the Quarterly Report on Form 10-Q for the period ended December 31, 1998, the Purchaser used an estimated asset value to derive an estimated market value for the Units solely for purposes of formulating the Offer.



          In determining the estimated value of the Units, the Purchaser first analyzed the market value of the common stock (the "Common Stock") of Synthetic Industries, Inc. (the "Company"), the Partnership's principal asset. On May 4, 1999, the 30 day trading average for the Common Stock was approximately $ 18.21. Analyzing the financial data of the Company, particularly its current net operating income and asset value, as set forth in its periodic SEC reports, the Purchaser determined that the Company's financial data supported its stock price.

          Using this stock price as a basis, the Purchaser determined that the Units were aggregately worth approximately $104,219,472, as the Partnership owns approximately 66% of the Common Stock; and determined that each individual Unit was worth approximately $ 130,274, as each Unit is comprised of approximately 7,155 shares of Common Stock. The Purchaser then calculated a revised asset value by: (i) deducting from the aggregate Unit value the costs of liquidating the partnership, estimated by the Purchaser at approximately $1 million, based largely upon the costs set forth in the liquidation proposals (see "Section 13. Certain Legal Matters and Required Regulatory Approvals - Liquidation of the Partnership); (ii) deducting from the aggregate Unit value the Purchaser's costs of acquiring the Units, estimated by the Purchaser at approximately $50,000: and
(iii) most importantly, determining a present value for the Units based upon the illiquid nature of the Units and the cyclical nature of the business of Synthetic Industries, Inc. In this regard, the Purchaser estimated that the Partnership would not be liquidated for at least five more years, and that it would require a rate of return of approximately 14%, after taxes and expenses, in order to hold the Units for such period. Based upon the foregoing, the Purchaser determined that, on May 4, 1999, it was only comfortable investing in up to 40 Units at a price of $50,000 per Unit.



          Other measures of value may be relevant to a Unit Holder and all Unit Holders are urged to carefully consider all of the information contained in the Offer to Purchase, the Agreement of Sale and the Notice of Settlement and to consult with their own advisors (tax, financial or otherwise) in evaluating the terms of the Offer before deciding whether to tender Units. The Offer is being made as a speculative investment by the Purchaser based on its belief that there is inherent underlying value in the assets of the Partnership; however, it is important to note that even the Purchaser is uncertain as to the ultimate liquidation value of the Partnership. As a consequence, the Purchaser has purchased the Units in three different tender offers at three different prices, $50,000, $60,000 and $80,000.


          The Partnership disclosed in its Annual Report on Form 10-K for the year ended September 30, 1998 filed with the Commission in December, 1998 (the "1998 10-K"), the following information with regard to restrictions on transfer of Units:

          "There is no established trading market for the Units. In addition, the limited partnership agreement of the Partnership (the "Limited Partnership Agreement") places restrictions on the transferability of Units. No transferee of all or any part of a Unit may be admitted to the Partnership as a limited partner ("Limited Partner") without the written consent of Management L.P., which consent may be withheld in the absolute discretion of Management L.P. The Limited Partnership Agreement also provides that the transfer of the whole or any portion of a Unit shall not be effective to entitle the transferee to receive distributions of cash or other property from the Partnership applicable to the Unit acquired by reason of such transfer, unless Management L.P. consents in writing to such transfer."


THE "EFFECTS OF THE OFFER" PARAGRAPH OF SECTION 7 OF THE OFFER TO PURCHASE IS AMENDED TO READ AS FOLLOWS:


          EFFECTS OF THE OFFER

          Purchaser believes that the fact that the Units are to be purchased pursuant to a tender offer pursuant to Schedule 14D-1 filed with the Commission should not cause the Partnership to constitute a "publicly traded partnership" for federal income tax purposes. In determining the number of Units for which the Offer is made (representing approximately 5% of the outstanding Units), the Purchaser took these restrictions into account and has conditioned the Offer on not causing the Partnership to constitute a "publicly traded partnership." See "Section 12. Certain Conditions of the Offer." The foregoing are hereafter referred to as the "Transfer Restrictions."


          It is important that the sale of Units to Purchaser not cause the Partnership to constitute a "publicly traded partnership" because a "publicly traded partnership" is taxed as a corporation under the rules of section 7704 of the Internal Revenue Code. A corporation is a separate taxpayer for federal income tax purposes and income realized by a corporation is subject to two levels of tax--once at the corporate level and again at the shareholder level on distribution of a dividend. A partnership that is not viewed as a "publicly traded partnership" is a flow-through for federal income tax purposes, and is not a separate taxpayer.



SECTION 8 OF THE OFFER TO PURCHASE IS AMENDED TO READ AS FOLLOWS:


SECTION 8.  FUTURE PLANS


          The successful purchase of 5% of the outstanding Units by the Purchaser will cause the Purchaser to own approximately 9.95% of the outstanding Units. The Purchaser may then be in a position to influence the General Partner and the operation of the Partnership. However, the Purchaser is acquiring the Units pursuant to the Offer for investment purposes only, has no current intentions to change current management or operations of the Partnership and has no current plans for any extraordinary transactions involving the Partnership.


          The Purchaser believes that current market conditions are such that a sale of the Partnership's assets would be in the best interests of the Unit Holders. The Purchaser supports the proposal to liquidate the Partnership as described in the Notice of Settlement. See "Section 13. Certain Legal Matters and Required Regulatory Approvals, Liquidation of the Partnership".


          The Purchaser and its affiliates may acquire additional Units through private purchases, one or more future tender offers or by any other means deemed advisable. The Purchaser, however, has no present intent to purchase additional Units. Future purchases, if any, will also be for investment purposes only and may be at prices higher or lower than the Purchase Price.



SECTION 10 OF THE OFFER TO PURCHASE IS AMENDED TO READ AS FOLLOWS:


SECTION 10.  CERTAIN INFORMATION CONCERNING THE PURCHASER


          The Purchaser is a Washington Limited Liability Company which was organized in 1997 for the purpose of entering into strategic investments. Since its organization, the Purchaser has purchased limited partnership interests in several limited partnerships, including Synthetic. The Purchaser's offices are located at 425 Pike Street, Suite 600, Seattle, Washington 98101. The Purchaser owns 39.625 Units which is approximately 4.95% of the issued and outstanding Units.



          Except as otherwise set forth herein: (i) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser beneficially owns or has a right to acquire any Units; (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser or any member, director, executive officer, or subsidiary of any of the foregoing has effected any transaction in the Units; (iii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser has any contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings, or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents, or authorizations; (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchasers, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or affiliates, on the other hand; and (v) there have been no contracts, negotiations, or transactions between the Purchaser or to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer (other than as described in Section 8 of this Offer) or other acquisition of securities, an election or removal of the General Partner, or a sale or other transfer of a material amount of assets.



          The Commission has informed the Purchaser that its balance sheet is material to a Unit Holder's decision to accept or reject the Offer. Accordingly, the Purchaser's unaudited balance sheet as of March 31, 1999 is attached hereto as Exhibit A.


SECTION 12.  CERTAIN CONDITIONS OF THE OFFER


ITEM "(h)" OF SECTION 12 OF THE OFFER TO PURCHASE IS AMENDED TO READ AS FOLLOWS:



               (h) the failure to occur of any necessary approval or authorization by any federal or state authorities necessary to consummation of the Purchaser of all or any part of the Units to be acquired hereby, which in the reasonable judgment of the Purchaser in any such case, and regardless of the circumstances (including any action of the Purchaser) giving rise thereto, makes it inadvisable to proceed with such purchase or payment; or


SECTION 13.  CERTAIN LEGAL MATTERS AND REQUIRED REGULATORY APPROVALS


THE "LIQUIDATION OF THE PARTNERSHIP" PARAGRAPH OF SECTION 13 OF THE OFFER TO PURCHASE IS SUPPLEMENTED WITH THE FOLLOWING STATEMENTS:



          The Purchaser has been advised that the court approved the settlement agreement on May 24, 1999. The court reserved determination of attorney's fees pursuant to the settlement agreement until a later date.



                                           Mercer Acquisition LLC
                                           May 27, 1999

                                                                       EXHIBIT A



                             MERCER ACQUISITION, LLC
                                  BALANCE SHEET
                                 MARCH 31, 1999
                                   (UNAUDITED)



                                     ASSETS
Current Assets
      Cash--Checking/Savings                      $   197,805
Other Current Assets:
      Due from CPA Investments                            300
Total Current Assets                                  198,105

Fixed Assets
      Organization Costs                                1,321
      Accumulated Amortization                           (176)
Total Fixed Assets                                      1,145

Other Assets
      LP Investments                                6,503,467
                                                  -----------
Total Other Assets                                  6,503,467
                                                  -----------
Total Assets                                      $ 6,702,717
                                                  -----------
                                                  -----------

                             LIABILITIES AND EQUITY
Equity
      Partners Capital                            $ 5,150,000
      Retained Earnings                             1,552,717
                                                  -----------
Total Liabilities and Equity                      $ 6,702,717
                                                  -----------
                                                  -----------